File No. 70-8953

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

            __________________________________________

                 PRE-EFFECTIVE AMENDMENT NO. 3 TO

                             FORM U-1

                   APPLICATION AND DECLARATION

                            UNDER THE

            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            __________________________________________

                       TUC HOLDING COMPANY
                           Energy Plaza
                        1601 Bryan Street
                       Dallas, Texas  75201

            __________________________________________
           (Name of companies filing this statement and
             address of principal executive offices)


                               None

            __________________________________________
             (Name of top registered holding company
              parent of each applicant or declarant)


Robert A. Wooldridge, Esq.         Erle Nye
Worsham, Forsythe &                President and Chief Executive
Wooldridge, L.L.P.                 Texas Utilities Company
Energy Plaza, 30th Floor           Energy Plaza
1601 Bryan Street                  1601 Bryan Street
Dallas, Texas  75201               Dallas, Texas  75201

            __________________________________________
             (Name and address of agents for service)

          The Commission is requested to mail copies of all orders, notices and communications to:

                      Douglas W. Hawes, Esq.
              LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                       125 West 55th Street
                  New York, New York  10019-4513


     TUC Company hereby amends its Application/Declaration on Form U-1 (File No. 70-8953) for the purpose of amending Items 1.A.1 and 2, 3.1.c., 3.2.b, 4.c and 6 as set forth below. In all other respects, the Application/Declaration as previously filed and amended will remain the same.

1.   Items 1.A.1 and 2 are amended and restated as follows:

     1.  TUC

     TUC was organized in 1945 and is currently a public utility holding company exempt from all provisions of the Act except
Section 9(a)(2) by order of the Commission under Section 3(a)(1).F<1> TUC owns all of the issued and outstanding common stock of two public utility companies as defined under the
Act: (i) Texas Utilities Electric Company ("TU Electric"), a Texas corporation engaged in the generation, purchase, transmission, distribution and sale of electric energy in the north central, eastern and western parts of Texas, an area with a population estimated at 5,890,000, and (ii) Southwestern Electric Service Company ("SESCO"), a Texas corporation engaged in the purchase, transmission, distribution and sale of electric energy in ten counties in the eastern and central parts of Texas with a population estimated at 126,900. At December 31, 1996, TU Electric and SESCO provided utility service to approximately 2,432,135 customers. TU Electric and SESCO are each subject to regulation as a public utility with respect to retail electric rates and other matters by the Public Utility Commission of Texas (the "PUCT") and by certain municipalities with regard to their rates. In addition, TU Electric is subject to regulation by the Nuclear Regulatory Commission (the "NRC") under the Atomic Energy Act of 1954, as amended, in connection with its ownership of the Comanche Peak nuclear generating facility.

____________________

F<1> Texas Utilities Company, HCAR No. 9786 (April 5, 1950);
     Texas Utilities Company, HCAR No. 25826 (June 15, 1993).


          TUC's non-utility subsidiaries, all of which are Texas corporations unless otherwise indicated, are as follows:

               a.  Texas Utilities Australia Pty. Ltd., an
Australian limited liability company ("TU Australia") in 1995 acquired the common stock of Eastern Energy Limited, a foreign utility company as defined in Section 33 of the Act, which is engaged in the purchase, distribution and sale of electric energy to approximately 481,000 customers in the area of Melbourne, Australia. Eastern Energy is subject to regulation by the Office of the Regulator General of the State of Victoria;

               b. Texas Utilities Fuel Company ("Fuel Company") owns a natural gas pipeline system, acquires, stores and delivers fuel gas and provides other fuel services at cost for the generation of electric energy by TU Electric;

               c. Texas Utilities Mining Company owns, leases and operates fuel production facilities for the surface mining and recovery of lignite at cost for the generation of electric energy by TU Electric;

               d. Texas Utilities Services Inc. ("TU Services") provides financial, accounting, information technology, customer service, procurement, personnel and other administrative services at cost to TUC system companies. TU Services acts as transfer agent, registrar and dividend paying agent with respect to the common stock of TUC and the preferred stock and preferred securities of TU Electric, and as agent for participants under TUC's Automatic Dividend Reinvestment and Common Stock Purchase Plan;

               e. Texas Utilities Properties Inc. owns, leases and manages real and personal properties, primarily TUC's corporate headquarters;

               f.  Texas Utilities Communications Inc., a
Delaware corporation ("TU Communications"), was organized to provide access to advanced telecommunications technology, primarily for the TUC system's expected expansion of the energy services business;

               g. Basic Resources Inc. was organized for the purpose of developing natural resources, primarily energy sources and other business opportunities; and

               h.  Chaco Energy Company is a New Mexico
corporation which currently leases extensive coal reserves in that State.

               The common stock, without par value, of TUC ("TUC Common Stock") is listed on the New York Stock Exchange ("NYSE"), the Chicago Stock Exchange and the Pacific Stock Exchange. As of February 28, 1997, there were 224,602,557 shares of TUC Common Stock outstanding.

               For the year ended December 31, 1996, TUC's operating revenues on a consolidated basis were approximately $6.55 billion, of which approximately $6.08 billion was derived from TU Electric's and SESCO's electric operations. Consolidated assets of TUC and its subsidiaries at December 31, 1996 were approximately $21.4 billion, of which approximately $18.9 billion consists of identifiable utility property, plant and equipment.

               A more detailed summary of information concerning TUC and its subsidiaries is contained in TUC's Annual Report on Form 10-K for the year ended December 31, 1995, and TUC's Quarterly Reports on Form 10-Q for the quarters ended March 31, 196, June 30, 1996 and September 30, 1996 which are incorporated herein by reference as Exhibit H-1, H-3, H-5 and H-7, respectively.

               2.  ENSERCH

          ENSERCH, an integrated company focused on natural gas, is the successor to a company organized in 1909 for the purpose of providing natural-gas service to north Texas. Through its Lone Star Gas Company division ("Lone Star"), ENSERCH is a gas utility company that purchases and distributes natural gas to over 1.3 million residential, commercial, industrial and electric-generation customers in approximately 550 cities and towns, including the Dallas/Fort Worth Metroplex. Lone Star is subject to regulation with respect to rates charged to customers for gas delivered outside incorporated cities and towns and with respect to certain other corporate matters by the Texas Railroad Commission (the "Railroad Commission"). Rates within incorporated cities and towns in Texas are subject to the original jurisdiction of the local city council with appellate review by the Railroad Commission. Lone Star also provides consulting services with respect to gas distribution.

          ENSERCH's non-utility operations are as follows:

               a. Enserch Exploration, Inc. ("EEX"), 83.4% of whose outstanding common stock is currently directly or indirectly owned by ENSERCH, is engaged in the exploration for, and the development, production and sale of, natural gas and crude oil. Pursuant to the terms of the Preliminary Merger and the Distribution (as described below), EEX will not become part of the TUC holding company system;

               b. Lone Star Energy Company ("LSEC"), a Texas corporation and a wholly owned subsidairy of ENSERCH, is engaged in the compressed natural gas business and owns and operates four thermal energy plants providing heating and cooling to institutional customers. LSEC's wholly owned subsidiary, Lone Star Plant Operations, Inc. ("LSEPO") operates and maintains, under long term contracts, three cogeneration facilities. Prior to the consummation of the Mergers, LSEC will be liquidated and, pursuant to the terms of the Preliminary Merger and the Distribution (as described below), LSEPO, the successor to EEX, will be spun-off such that neither LSEC nor LSEPO will become part of the TUC holding company system;

               c. Lone Star Pipeline Company, a division of ENSERCH, is engaged in owning and operating interconnected natural-gas transmission lines, underground storage resevoirs, compressor stations and related properties, all within Texas. Lone Star Pipeline is regulated with respect to gas transportation rates by the Railroad Commission;

               d. Enserch Processing, Inc., a subsidiary of ENSERCH, is engaged in the gathering and processing of natural gas for the recovery of natural gas liquids;

               e. Enserch Energy Services, Inc., a wholly-owned subsidiary of ENSERCH, is a marketer of natural gas and natural gas services primarily in the northeast, midwest and west coast;

               f. Enserch Development Corporation is a division of ENSERCH which is engaged in development activities relating to independent electric power generation projects, and;

               g. Fleet Star of Texas, L.C. ("Fleet Star") and TRANSTAR Technologies, Inc. ("TRANSTAR"), both of which are 50% owned by ENSERCH, are engaged in compressed natural gas businesses. Fleet Star owns public natural gas fueling stations and TRANSTAR provides turnkey natural gas vehicle conversions and related services.

          The common stock, currently par value $.01 per share, of ENSERCH ("ENSERCH Common Stock")is listed on the NYSE, the Chicago Stock Exchange and the London Stock Exchange. As of December 31, 1996, there were 70,280,262 shares of ENSERCH Common Stock outstanding.

          For the year ended December 31, 1996, ENSERCH's operating revenues on a consolidated basis were approximately $2.1 billion, of which approximately $895 million was attributable to natural gas distribution activities and approximately $331 million to oil and gas exploration and production. Consolidated assets of ENSERCH and its subsidiaries at December 31, 1996 were $3.7 billion, of which approximately $655 million consists of gas distribution property, plant, equipment and other identifiable assets and $1.9 billion consists of oil and gas exploration and production property, plant and equipment and other identifiable assets.

          A more detailed summary of information concerning ENSERCH and its subsidiaries is contained in ENSERCH's Annual Report on Form 10-K for the year ended December 31, 1995 and ENSERCH's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996 which are incorporated herein by reference as Exhibits H-2, H-4, H-6 and H-8 respectively.

2.   Item 2 is amended and restated as follows:

          The fees, commissions and expenses of the Company expected to be incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

     Commission filing fee for the
     Joint Proxy/Registration Statement
     on Form S-4                          $3,412,959.40

     Stock Exchange Listing Fees             880,000.00

     Legal Fees                            7,900,000.00

     Investment Banker Fees               21,075,000.00

     Accounting Fees                         465,000.00

     Miscellaneous, including consulting,
     proxy solicitation and general merger
     expenses                              3,500,000.00

          Total                          $37,232,959.40


3. The second paragraph of Item 3.1.c is amended and restated as follows:

          As set forth in Item 2 of this Application/Declaration, TUC and ENSERCH together expect to incur a combined total of approximately $37.2 million in fees, commissions and expenses in connection with the Mergers. By contrast, Cincinnati Gas & Electric Company and PSI Resources incurred $47.12 million in fees in connection with their reorganization as subsidiaries of CINergy and Northeast Utilities incurred $46.5 million in fees and expenses in connection with its acquisition of Public Service of New Hampshire -- which amounts were all approved as reasonable by the Commission. See CINergy, HCAR No. 26146 (Oct. 21, 1994); Northeast Utilities, HCAR No. 25548 (June 3, 1992).

4. The second paragraph of Item 3.2.b is amended and restated as follows:

          TUC and ENSERCH estimate that the nominal dollar value of synergies resulting from the Mergers will be not less than $850 million over the first ten year period after consummation of the MergersF<2> which will enhance both the gas system and the electric system and lead to more efficient and economical utility operations.F<3> The parties continue to explore and refine which areas of their operations will be the source of such synergies following the Mergers. At this point in time, it is expected that the savings amount mentioned above will largely result from the fact that the service territories of TUC and ENSERCH overlap in various areas and therefore the Company will be able to streamline many operations when it functions as a single system, such as: (i) meter reading operations - TUC and ENSERCH currently maintain separate meter reading operations and as a result of their overlapping territory, these operations can be combined into a single, more efficient system; (ii) meter repair and testing facilities - TUC and ENSERCH as a combined entity will be able to organize these operations into a single more economical operation; (iii) billing systems - the combination of the separate TUC and ENSERCH billing systems will allow the two companies to capture synergy savings in this area;
(iv) computer systems - the combined TUC system will need fewer computers and back-up computers than TUC and ENSERCH operating separately; in fact the TUC system has excess capacity and it is expected that ENSERCH can be added to the TUC system such that it is utilized more efficiently, resulting in savings to the combined system; (v) customer service operations - TUC and ENSERCH both currently have call centers located in Dallas and Waco, Texas and following the Mergers, the Company will only require one call center in both cities; and (vi) emergency restoration coordination - the Company should be able to respond more quickly and efficiently to distribution interruptions with a combined work force. Also included in the savings number are administrative savings that are expected to result from TU Services' provision of corporate services such as accounting, finance and human resource management for the ENSERCH, which should both allow the combined companies to obtain these services at an overall lower cost and permit more efficient use of TU Services' existing operations. Other general savings are also expected to result from the Mergers.

____________________

F<2> The before tax present value of this synergies value is $505 million.
F<3> WPL Holdings, Inc., HCAR No. 25377 (Sept. 18, 1991) ("Thus, in reviewing an application under this Section [10(c)(2)], the Commission may recognize not only benefits resulting from combination utility assets, but also financial and organizational economies and efficiencies.")


5.   Item 4.c is amended and restated as follows:

     On November 29, 1996, the NRC issued an order relating to the Mergers, which order is filed herewith as Exhibit D.3. Other than the approval of the Commission under the Act and as previously set forth, no other federal regulatory entity must approve the Mergers. However, under the Merger Agreement, consummation of the Mergers is conditioned upon consummation of the Distribution and receipt of a ruling from the Internal Revenue Service (the "IRS") to the effect that the Distribution will result in no taxable gain to ENSERCH or its shareholders. On February 28, 1997, the IRS issued such ruling.

6.   Item 6 is amended and restated as follows:

     1.   Exhibits

     A-1       Restated Articles of Incorporation of the Company
               (filed as Annex VIII to the Registration Statement on Form S-4 on September 20, 1996 (Registration
               No. 333-12391), and incorporated herein by reference).

     A-2       Bylaws of the Company (filed as Annex IX to the
               Registration Statement on Form S-4 on
               September 20, 1996 (Registration No. 333-12391), and incorporated herein by reference).

     B-1 Amended and Restated Agreement and Plan of Merger (filed as Annex I to the Registration Statement on Form S-4 on September 20, 1996 (Registration No. 333-12391), and incorporated herein by reference).

     C-1       Registration Statement of the Company on Form S-4
               (filed on September 20, 1996 (Registration No.
               333-12391) and incorporated herein by reference).

     C-2       Joint Proxy Statement and Prospectus of TUC and
               ENSERCH (included in Exhibit C-1).

     D-1       Letter of the Railroad Commission of Texas
               (previously filed).

     D-2       Affidavit of Robert M. Spann (previously filed).

     D-3       Order of the Nuclear Regulatory Commission.

     E-1 Map of service areas of TU Electric, SESCO and ENSERCH. (previously filed).

     F-1       Opinion of counsel.

     F-2 Past-tense opinion of counsel (to be filed by amendment).

     G-1 Opinion of Barr Devlin & Co. Incorporated (filed as Annex III to the Registration Statement on Form S-4 on September 20, 1996 (Registration No. 333-12391), and incorporated herein by reference).

     G-2       Opinion of Morgan Stanley & Co. Incorporated
               (filed as Annex III to the Registration Statement on Form S-4 on September 20, 1996 (Registration
               No. 333-12391), and incorporated herein by reference).

     H-1 Annual Report of TUC on Form 10-K for the year ended December 31, 1995 (filed on March 5, 1996
               (File No. 1-3591) and incorporated herein by reference.

     H-2 Annual Report of ENSERCH on Form 10-K for the year ended December 31, 1995 (filed on March 27, 1996
               (File No. 1-3183) and incorporated herein by reference.

     H-3 TUC Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (filed on May 15, 1996 (File
               No. 1-3591) and incorporated herein by reference.

     H-4 ENSERCH Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (filed on May 14,
               1996 (File No. 1-3183) and incorporated herein by reference.

     H-5 TUC Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (filed on August 8, 1996 (File
               No. 1-3591) and incorporated herein by reference.

     H-6 ENSERCH Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (Filed on August 12,
               1996 (File No. 1-3183) and incorporated herein by reference.

     H-7  TUC Quarterly Report on Form 10-Q for the quarter ended
          September 30, 1996 (filed on November 8, 1996 (File No.
          1-3591) and incorporated herein by reference.

     H-8 ENSERCH Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (filed on November 14, 1996
          (File No. 1-3183) and incorporated herein by reference.


B.   Financial Statements

     FS-1 TUC Holding Company Unaudited Pro Forma Condensed Consolidated Balance Sheets as of December 31, 1995 and June 30, 1996 (see Registration Statement on Form S-4 of TUC (Exhibit C-1 hereto) at p. 82-
               83).

     FS-2 TUC Holding Company Unaudited Pro Forma Condensed Consolidated Statements of Income for the year ended December 31, 1996 and the six months ended June 30, 1996. (See Registration Statement on Form S-4 of TUC (Exhibit C-1 hereto) at pp. 84-
               85).

     FS-3      TUC Consolidated Balance Sheet as of December 31,
               1996 (see Annual Report of TUC on Form 10-K for the year ended December 31, 1995 (Exhibit H-1 hereto).

     FS-4 TUC Consolidated Statements of Income for its last three fiscal years (see Annual Report of TUC on Form 10-K for the year ended December 31, 1995
               (Exhibit H-1 hereto).

     FS-7      ENSERCH Consolidated Balance Sheet as of
               December 31, 1995 (see Annual Report of ENSERCH on
               Form 10-K for the year ended December 31, 1995
               (Exhibit H-2 hereto).

     FS-8 ENSERCH Consolidated Statement of Income for its last three fiscal years (see Annual Report of ENSERCH on Form 10-K for the year ended
               December 31, 1995 (Exhibit H-2 hereto).


                            SIGNATURE

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this application and declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                              TUC HOLDING COMPANY


                              By: /s/ H. Jarrell Gibbs
                                  Name:  H. Jarrell Gibbs
                                  Title: President


Date:  March 10, 1997